                                                  ------------------------------
                                                          OMB APPROVAL
                                                  OMB Number:          3235-0145
                                                  Expires:       August 31, 1991
                                                  Estimated average burden
                                                  hours per response . . . 14.90
                                                  ------------------------------


                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.   1  )*




                       Physicians Resource Group, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)



                        Common Stock, $.01 par value
--------------------------------------------------------------------------------
                       (Title of Class of Securities)



                                  71941S101
--------------------------------------------------------------------------------
                               (CUSIP Number)



                               David Meyer, M.D.
                            825 Ridge Lake Boulevard
                           Memphis, Tennessee  38120
                                 (901) 685-2200
--------------------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)


                              December 24, 1997
--------------------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





SEC 1746 (9-88) 1 of 4

                                  SCHEDULE 13D

                                                                                                                          <C
-----------------------------------------------------                           ----------------------------------------------
  CUSIP NO.        71941S101                                                         PAGE   2    OF       4        PAGES
            ------------------------------------                                          ------    --------------
-----------------------------------------------------                           ----------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          David Meyer, M.D.
----------------------------------------------------------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) [ ]
                                                                                                                       (b) [ ]


----------------------------------------------------------------------------------------------------------------------------------
    3     SEC USE ONLY


----------------------------------------------------------------------------------------------------------------------------------
    4     SOURCE OF FUNDS*

          00; BK


----------------------------------------------------------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]

----------------------------------------------------------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
----------------------------------------------------------------------------------------------------------------------------------
                            7      SOLE VOTING POWER

         NUMBER OF                 1,727,249
          SHARES         ---------------------------------------------------------------------------------------------------------
       BENEFICIALLY         8      SHARED VOTING POWER
         OWNED BY
           EACH
         REPORTING                 770,000
          PERSON         ---------------------------------------------------------------------------------------------------------
           WITH
                            9      SOLE DISPOSITIVE POWER


                                   1,727,249
                         ---------------------------------------------------------------------------------------------------------
                           10      SHARED DISPOSITIVE POWER

                                   770,000
----------------------------------------------------------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,497,249
----------------------------------------------------------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                           [ ]

----------------------------------------------------------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          8.34%
----------------------------------------------------------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON*

          IN
----------------------------------------------------------------------------------------------------------------------------------

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

         The Schedule 13D filed by David Meyer, M.D. with the Securities and Exchange Commission on March 28, 1996, is amended as set forth below:



ITEM 3:  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Dr. Meyer acquired 1,727,249 shares of the common stock of Physicians Resource Group, inc. ("PRG") in a merger pursuant to which Eyecorp. Inc. merged with PRG.

         SCTC Partnership, a Tennessee general partnership formed on December 22, 1997, of which Dr. Meyer is a general partner and the Managing General Partner ("SCTC"), has acquired an aggregate of 770,000 shares of the common stock of PRG for an aggregate price of $3,311,319, which was provided by funds borrowed through a loan arrangement with First Tennessee Bank National Association. The loan arrangement is currently evidenced by a Promissory Note (the "Note") executed by SCTC and payable to the order of Tennessee Bank National Association in the original principal amount of $3,000,000. Under the terms of the Loan Agreement, funds borrowed accrue interest at a rate equal to the lesser of the maximum effective variable rate of interest that the bank may charge or 5% above the bank's base rate, which was, on the date of the Note, 8-1/2%. A copy of the Note is attached as Exhibit 7.b and is incorporated herein by reference.


ITEM 4:  PURPOSE OF TRANSACTION

         Dr. Meyer currently holds the 1,727,249 shares of common stock of PRG held by him directly for investment purposes. SCTC Partnership holds the 770,000 shares of common stock acquired by it for investment purposes.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Dr. Meyer is the direct owner of 1,727,249 shares of common stock of PRG, as to which he has sole voting and dispositive power. In addition, Dr. Meyer may be deemed to be the beneficial owner of 770,000 shares of common stock of PRG because he is a general partner and the Managing General Partner of SCTC, and may be deemed to have shared voting and dispositive power, together with the other general partners of SCTC, over those shares. The other general partners of SCTC are Thomas Browning, M.D. and Stephen H. Rudolph. Dr. Meyer also holds options to purchase up to 5,000 shares of common stock of PRG at a purchase price of $31.50 per share, all of which options are currently exercisable, and options to purchase an additional 5,000 shares of common stock of PRG at a purchase price of $12.125 per share, half of which options become exercisable on May 21, 1998, with the other half becoming exercisable in May 1999. Mr. Rudolph holds options to purchase up to 45,180 shares of common stock of PRG at a purchase price of $5.71 per share, all of which are currently exercisable.

         SCTC has acquired shares of the PRG common stock on the dates, in the amounts and for the prices described below. Each such transaction was effected pursuant to brokers' transactions.

                    Date              Number of Shares         Price per Share
                  12/24/97                 39,400                 $4.094101

                  12/26/97                 17,200                 $4.253232

                  12/29/97                 68,500                 $4.442058

                  12/30/97                162,100                 $4.497524

                  12/31/97                142,100                 $4.490628

                  01/02/98                  3,000                 $4.498833

                  01/05/98                 14,000                 $4.560285

                  01/06/98                 15,400                 $4.560259

                  01/07/98                 15,000                 $4.392266

                  01/08/98                 60,000                 $4.229366

                  01/09/98                 35,500                 $4.059112

                  01/12/98                 14,900                 $4.183268

                  01/13/98                 13,900                 $4.161287

                  01/14/98                 41,200                 $4.099097

                  01/15/98                 30,200                 $4.098132

                  01/16/98                 23,700                 $4.093068

                  01/20/98                 43,900                 $3.957091

                  01/21/98                 30,000                 $3.685133


ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On December 22, 1997, Dr. Meyer entered into a partnership agreement with Dr. Browning and Mr. Rudolph to form SCTC (the "Partnership Agreement"). A copy of the Partnership Agreement is attached as an exhibit to this Schedule 13D, as amended, and the provisions of the Partnership Agreement are incorporated herein by reference. The Partnership Agreement provides that the purpose of SCTC is, among other things, to purchase, sell and own equity investments in publicly trading entities, including PRG.

ITEM 7:  MATERIAL TO BE FILED AS EXHIBITS

         a. Partnership Agreement of SCTC Partnership dated December 22, 1997, between David Meyer, M.D., Thomas Browning, M.D. and Stephen H. Rudolph.

         b. Promissory Note in the original principal amount of $3,000,000 executed by SCTC Partnership and payable to the order of First Tennessee Bank National Association.


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 15, 1998                                 /S/  D. Meyer
                                 ---------------------------------------
                                             David Meyer, M.D.

                          Original Schedule 13D filed
                          via paper on March 20, 1996

                         Attached pursuant to Rule 13D.

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 PROCESSED BY
    8-8-M
  MAR 28 1996

DISCLOSURE INC.
      LCN
                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                                                   RECD S.E.C.
                                 SCHEDULE 13D                      MAR 28 1996
                                                                       FEE 088

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.  )*


                        Physicians Resource Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   71941S101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


  David Meyer, M.D., 825 Ridge Lake Boulevard, Memphis, TN 38120; 901/685-2200
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 18, 1996
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 71941S101                                           PAGE   OF   PAGES

--------------------------------------------------------------------------------

1   NAME OF REPORTING PERSON David Meyer, M.D.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Social Security ####-##-####
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION


     United States Citizen
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
   SHARES                1,664,372 shares
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER
   EACH
 REPORTING               62,877 shares
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER

                         1,664,372 shares
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                         62,877 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,727,249
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES*                                                         [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7     2 of 7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER

Title and Class of Securities: Common Stock, $.01 par value

Physicians Office Resource Group, Inc.
Three Lincoln Center
5430 LBJ Freeway, Suite 1540
Dallas, TX 75240

ITEM 2. IDENTITY AND BACKGROUND

(a)  David Meyer, M.D.

(b)  825 Ridge Lake Boulevard
     Memphis, TN 38120

(c)  Physician
     Vitreoretinal Foundation
     825 Ridge Lake Boulevard
     Memphis, TN 38120

(d)  No

(e)  No

(f)  United States Citizen

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

David Meyer owned existing stock in a corporation acquired by issuer of securities.

ITEM 4. PURPOSES OF TRANSACTION

Dr. Meyer acquired his ownership in the issuer of securities when a corporation he founded, EyeCorp, Inc. merged with Physicians Resource Group. EyeCorp, Inc. is currently a wholly-owned subsidiary of Physicians Resource Group. Pursuant to an Agreement and Plan of Merger to which EyeCorp, Inc. and the issuer are parties, Dr. Meyer was appointed to fill a spot on PRG's Board of Directors, as well as permitted to appoint three additional board members.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

David Meyer owns, in the aggregate, 1,727,249 shares of Physicians Resource Group, Inc., which is 9.8% of the common stock of the company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF ISSUER.

None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None

INSTRUCTIONS FOR COVER PAGE

 (1) Names and Social Security Numbers of Reporting Persons - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "Special Instructions for Complying with Schedule 13D" below).

 (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(f)(1) in which case it may not be necessary to check row 2(b)].

 (3)  The 3rd row is for SEC internal use; please leave blank.

 (4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to Item 3 of
      Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary in row (4):

      CATEGORY OF SOURCE                                                             SYMBOL
      Subject Company (Company whose securities are being acquired)................    SC
      Bank.........................................................................    BK
      Affiliate (of reporting person)..............................................    AF
      Working Capital (of reporting person)........................................    WC
      Personal Funds (of reporting person).........................................    PF
      Other........................................................................    OO

 (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

 (6) Citizenship or Place of Organization - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D)

 (7)-(11), (13) Aggregate Amount Beneficially Owned by Each Reporting Person, etc. - Rows (7) through (11) inclusive, and (13) are to be completed in accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

 (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d-4[17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

 (14) Type of Reporting Person - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

      CATEGORY                                                                       SYMBOL
      Broker-Dealer................................................................    BD
      Bank.........................................................................    BK
      Insurance Company............................................................    IC
      Investment Company...........................................................    IV
      Investment Adviser...........................................................    IA
      Employee Benefit Plan, Pension Fund, or Endowment Fund.......................    EP
      Parent Holding Company.......................................................    HC
      Corporation..................................................................    CO
      Partnership..................................................................    PN
      Individual...................................................................    IN
      Other........................................................................    OO

Notes:

Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the federal securities laws or other civil, criminal or regulatory statements or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the federal securities laws and rules promulgated thereunder.

GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Matter incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii),
   (iii) or (iv) of this instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.

ITEM 1. SECURITY AND ISSUER

     State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

ITEM 2.  IDENTITY AND BACKGROUND

     If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principle business, the address of its principal office and the information required by
(d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

     (a)  Name;

     (b)  Residence or business address;

     (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

     (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

     (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgement, decree or final order; and

     (f)  Citizenship.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by the funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Secretary of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.


ITEM 4.   PURPOSE OF TRANSACTION

     State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j)  Any action similar to any of those enumerated above.




                                                                          5 of 7

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in
      Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

  (b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

  (c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on
      Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

      Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5(c) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

  (d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

  (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

      Instruction. for computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1) and the note thereto.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

  Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

  The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) (Section 240.13d-1(f)) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.


SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


           3-27-96                      /s/ DAVID MEYER
--------------------------------        --------------------------------
            Date                                   Signature


                                          David Meyer, M.D.
                                        --------------------------------
                                                  Name/Title

                                                                          6 of 7

  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statements, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
                FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)




                                                                          7 of 7

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

                                EXHIBIT INDEX





EXHIBIT
NUMBER                         DESCRIPTION
-------                        -----------
 7.a.            Partnership Agreement of SCTC Partnership

 7.b.            Promissory Note